United States securities and exchange commission logo





                          August 23, 2022

       Seth Lederman
       Chief Executive Officer
       Tonix Pharmaceuticals Holding Corp.
       26 Main Street, Suite 101
       Chatham, New Jersey 07928

                                                        Re: Tonix
Pharmaceuticals Holding Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed August 19,
2022
                                                            File No. 333-266982

       Dear Mr. Lederman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ada D.
Sarmento at 202-551-3798 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Michael J. Lerner, Esq.